SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549

                              SCHEDULE 13D
                            (Amendment No. 2)

                Under the Securities Exchange Act of 1934

                          Thackeray Corporation
                            (Name of Issuer)

                  Common Stock, Par Value $.10 per share
                     (Title of Class and Securities)

                              883217  10  1
                  (CUSIP Number of Class of Securities)

                             Edmund C. Duffy, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York  10022
                               (212) 735-3000
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               March 3, 1995
          (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following:                             ___
                                                             /__/

        Check the following box if a fee is being paid with this
        Statement:                                            ___
                                                             /__/



                              SCHEDULE 13D

    CUSIP NO. 883217  10 1

         NAME OF REPORTING PERSON
    1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Estate of Peter J. Sharp

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  ( )
    2                                                             (b)  ( )

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

             Not applicable

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                             ( )

    6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                             7    SOLE VOTING POWER
                                                      937,500
                    NUMBER OF
                     SHARES                  8   SHARED VOTING POWER
                  BENEFICIALLY
                     OWNED                             61,400
                    BY EACH
                   REPORTING                 9   SOLE DISPOSITIVE POWER
                  PERSON WITH
                                                      937,500
                                            10  SHARED DISPOSITIVE POWER

                                                       61,400

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               998,900   (See Item 5)

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                      ( )

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                Approximately 19.6%   (See Item 5)

    14   TYPE OF REPORTING PERSON*
             OO


                                 SCHEDULE 13D

    CUSIP NO. 883217  10 1

         NAME OF REPORTING PERSON
    1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Peter Sharp & Co., Inc.

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  ( )
    2                                                                (b)  ( )

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

             Not applicable

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                               ( )

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
             New York

                                             7    SOLE VOTING POWER

                    NUMBER OF
                     SHARES                  8   SHARED VOTING POWER
                  BENEFICIALLY
                     OWNED                             61,400
                    BY EACH
                   REPORTING                 9   SOLE DISPOSITIVE POWER
                  PERSON WITH
                                            10   SHARED DISPOSITIVE POWER

                                                       61,400

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             61,400  (See Item 5)

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         ( )

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Approximately 1.2%  (See Item 5)

    14   TYPE OF REPORTING PERSON*
           CO



                                 SCHEDULE 13D

    CUSIP NO. 883217  10 1

         NAME OF REPORTING PERSON
    1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 The Peter Jay Sharp Foundation

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  ( )
    2                                                                (b)  ( )

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

              Not applicable

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)                                               ( )

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

                                             7   SOLE VOTING POWER
                                                    375,000
                    NUMBER OF
                     SHARES                  8   SHARED VOTING POWER
                  BENEFICIALLY
                     OWNED                   9   SOLE DISPOSITIVE POWER
                    BY EACH                          375,000
                   REPORTING
                  PERSON WITH               10  SHARED DISPOSITIVE POWER

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            375,000  (See Item 5)

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                        ( )

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              Approximately 7.3%  (See Item 5)

    14   TYPE OF REPORTING PERSON*
             CO


               This statement amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by The Estate of Peter
          J. Sharp (the "Estate") and Peter Sharp & Co., Inc. (the "Company"), a New York corporation, relating to shares of common stock, $.10 par value (the "Shares"), of Thackeray Corporation, a Delaware corporation ("Thackeray" or the "Issuer"), dated September 10, 1992, as amended by Amendment No.1, dated October 6, 1993 (the "Amendment 1"). Pursuant to Rule 13d-2(c) of the General Rules and Regulations under the Securities Exchange Act and Item 101(a)(2)(ii) of Regulation S-T, the text of the Schedule 13D has been restated in its entirety and attached hereto as Annex I, and the text of the Amendment 1 has been restated in its entirety and attached hereto as Annex II.

          Item 2.  Identity and Background

               Item 2 is hereby amended and supplemented by adding thereto the following:

                    The persons filing this Statement are The
               Estate of Peter J. Sharp (the "Estate"), Peter Sharp & Co., Inc., a New York corporation (the "Company"), and The Peter Jay Sharp Foundation, a Delaware corporation (the "Foundation" and, together with the Estate and the Company, the "Filing Persons"). Attached as Exhibit 2 hereto and incorporated herein by reference is an agreement among the Estate, the Company and the Foundation that this Statement is filed on behalf of each of them. The Estate is the sole shareholder of the Company. The Foundation is a beneficiary of the Estate.

                    The Foundation is a Delaware corporation with
               its principal office located at 1370 Avenue of the Americas, New York, New York 10019. The Foundation is a private charitable foundation.

                    Schedule I attached hereto sets forth
               additional information required by this Item 2 with respect to each director and executive officer of the Foundation.

          Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended and supplemented by adding thereto the following :

                    The Foundation received the Shares by donation,
               as described in Item 5 below.  See Item 5.

          Item 5.  Interest in Securities of the Issuer.

               Item 5 is hereby amended and supplemented by adding thereto the following:

                    On March 3, 1995, the Company donated 375,000
               Shares as a gift (the "Donation") to the Foundation. As the result of the Donation, the Foundation became the beneficial owner of Shares representing approximately 7.3% of the total 5,107,401 Shares of the Issuer outstanding as of November 4, 1994, as reported in Thackeray's Quarterly Report on Form 10-Q for Thackeray's fiscal quarter ended September 30, 1994 (the "Outstanding Shares"). By reason of the Donation, the Estate became the beneficial owner of 998,900 Shares representing approximately 19.6% of the Outstanding Shares, of which 61,400 Shares are held by the Company and 937,500 Shares are held by the Estate. The Company is the owner of 61,400 Shares, representing approximately 1.2% of the Outstanding Shares.

               Appendix A annexed hereto and incorporated herein by reference sets forth information with respect to all transactions in Shares that were effected by the Filing Persons during the past sixty days. All such transactions were made by the Company.

          Item 7.  Material to be Filed as Exhibits.

               Item 7 is hereby amended and supplemented by adding thereto the following:

          Exhibit 2:     Joint Filing Agreement, dated March 3,
                         1995, by and among  the Estate of Peter J.
                         Sharp, Peter Sharp & Co., Inc. and the
                         Peter Jay Sharp Foundation.


                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: March 13, 1995

                              PETER SHARP & CO., INC.

                              By:  /s/ Barry Tobias
                                   Barry Tobias,
                                   Chief Financial Officer



                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: March 13, 1995

                              THE ESTATE OF PETER SHARP

                              By:  /s/ Caroline M. Sharp
                                   Caroline M. Sharp, Executrix

                              By:  /s/ Peter H. Sharp
                                   Peter H. Sharp, Executor

                              By:  /s/ Randall A. Sharp
                                   Randall A. Sharp, Executrix



                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated: March 13, 1995

                              THE PETER JAY SHARP FOUNDATION

                              By: /s/ Barry Tobias
                                   Barry Tobias
                                   Treasurer